Jon E. Gavenman +1 650 843 5055 jgavenman@cooley.com	VIA EDGAR AND COURIER

April 3, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C., 20549

Attn:	Joshua Shainess Celeste M. Murphy Kathryn Jacobson Lisa Etheredge

Re:	Sonim Technologies, Inc. Draft Registration Statement on Form S-1 Submitted February 14, 2019 CIK No. 0001178697

Ladies and Gentlemen:

On behalf of Sonim Technologies, Inc. (the “Company”), we are providing this response letter in response to the comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) contained in its letter, dated March 12, 2019 (the “Comment Letter”), relating to the Company’s Draft Registration Statement on Form S-1, as confidentially submitted to the Staff on February 14, 2019 (the “Draft Registration Statement”).

The Company is concurrently submitting Amendment No. 1 to the Draft Registration Statement (the “Amended Draft Registration Statement”), which reflects changes made in response to the Comments contained in the Comment Letter and certain other changes. We are also sending the Staff a copy of this response letter, along with copies of the Amended Draft Registration statement marked to show all changes made to the Draft Registration Statement.

The numbering of the paragraphs below corresponds to the numbering of the Comments contained in the Comment Letter, which for your convenience we have incorporated into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of the Amended Draft Registration Statement. Capitalized terms used in this response letter but not otherwise defined in this response letter shall have the meanings set forth in the Amended Draft Registration Statement.

Prospectus Summary, page 1

1.	Balance your disclosure and prominent use of the term “solutions” to clarify your primary business by stating at the outset that you are a provider of ruggedized mobile phones.

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

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April 3, 2019

Page Two

The Company respectfully advises the Staff that it has revised the disclosure on pages 1, 48 and 62 of the Amended Draft Registration Statement.

2.

Revise your prospectus summary to clarify the distinctions and/or crossover between your channel partners, customers, and end customers. For example, clarify whether your channel partners are also considered customers and whether the “end customers” are individuals using the devices or enterprises who enter into agreements with carriers for purchases of your devices and services.

The Company respectfully advises the Staff that it has revised the disclosure on pages i and ii of the Amended Draft Registration Statement.

3.

Include a brief overview discussing how your channel partnerships are structured. For example, discuss any incentives you provide to the channel partners in return for them marketing and selling your products.

The Company respectfully advises the Staff that it has revised the disclosure on pages 1 and 62 of the Amended Draft Registration Statement.

Risk Factors

Risks Related to Our Business

We rely on our channel partners to generate a substantial majority of our revenues..., page 11

4.

Expand your disclosure under this risk factor to address the risks associated with relying on third parties to market and sell your products as opposed to employing a direct sales force of your own. Disclose whether you have any long-term commitments or agreements with your channel partners to sell your products for an extended time frame and explain the components of your channel partners expected performance by you.

The Company respectfully advises the Staff that it has revised the disclosure on pages 11 and 12 of the Amended Draft Registration Statement.

We are required to undergo a lengthy customization and certification process for each wireless carrier customer..., page 14

5.	Expand your discussion to provide more detail regarding the customization and certification process and quantify the impact to your operating expenses.

The Company respectfully advises the Staff that it has revised the disclosure on pages 14 and 15 of the Amended Draft Registration Statement.

The loss of, or significant reduction in orders from, any of [our top five] customers could significantly reduce our revenues..., page 15

6.

Disclose the percentage of your revenues derived from these significant customers for the two most recent fiscal years. To provide additional context, explain the significance of and reason for the increase in revenues from these customers in 2018.

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

April 3, 2019

Page Three

The Company respectfully advises the Staff that it has revised the disclosure on pages 4 and 16 of the Amended Draft Registration Statement.

Our future success is dependent on our ability to create independent brand awareness..., page 16

7.	Please disclose the costs associated with your efforts to establish stand-alone brand awareness with the end customers of your products and how you manage such costs.

The Company respectfully advises the Staff that it has revised the disclosure on page 17 of the Amended Draft Registration Statement.

Risks Related to this Offering and Our Common Stock, page 29

8.

Provide risk factor disclosure with respect to the provision in your amended and restated certificate of incorporation designating the federal district courts as the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Your disclosure should address any question as to whether the provision is enforceable.

The Company respectfully advises the Staff that it has revised the disclosure on page 35 of the Amended Draft Registration Statement.

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole..., page 34

9.	Clarify whether you intend this provision to apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934.

The Company respectfully advises the Staff that it has revised the disclosure on page 35 of the Amended Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Company Overview, page 47

10.

You disclose that in 2018, several large wireless carriers decided to stock your entire next generation product portfolio for the first time in your operating history, resulting in your revenues increasing by more than 100% from the prior year. Highlight the reasons for the expanded adoption of your products and discuss whether you anticipate any material changes to the nature of your relationship with these wireless carriers.

The Company respectfully advises the Staff that it has revised the disclosure on page 48 of the Amended Draft Registration Statement.

Key Metrics, page 48

11.

Disclose whether management uses any metrics related to your industrial-grade accessories or cloud-based software and application services. Also discuss what factors may influence whether management will implement metrics related to those sources of revenue in the future.

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

April 3, 2019

Page Four

The Company respectfully advises the Staff that it has revised the disclosure on page 49 of the Amended Draft Registration Statement.

Adjusted EBITDA, page 48

12.

We note from your disclosures on page F-25 that you obtained a waiver from one of your lenders due to your failure to comply with an EBITDA covenant as of December 31, 2017. Please revise to disclose EBITDA as calculated by the debt covenant and reconcile it to the most directly comparable GAAP measure. Please also disclose the actual or reasonably likely effects of compliance or non-compliance with the covenant on your financial condition and liquidity, including the impact of any cross-default provisions within other credit agreements. Refer to Question 102.09 of the C&DI on Non-GAAP Financial Measures as well as Items 10(e) and 303(a)(1) of Regulation S-K.

The Company respectfully advises the Staff that it has revised the disclosure on pages 49, 50 and 56 of the Amended Draft Registration Statement.

Factors Affecting Our Results of Operations

Research and Development, page 49

13.

You discuss the need to undertake a multi-month technical approval process with each carrier before your products can be stocked. Provide additional clarity as to how your customer agreements, which appear to include both products and non-recurring engineering services, are structured. For example, disclose whether you typically receive any purchase commitments from the carriers or channel partners prior to beginning the customization and approval process.

The Company respectfully advises the Staff that it has revised the disclosure on pages 51 and 52 of the Amended Draft Registration Statement.

Customer Concentration, page 50

14.

On page 1 and elsewhere throughout the filing, you identify several large wireless carriers in the United States and Canada as your customers. Please revise to clarify which carrier customers accounted for at least 10% of your revenues. Please refer to Item 101(c)(1)(vii) of Regulation S-K.

The Company respectfully advises the Staff that it has revised the disclosure on pages 51, 62 and 63 of the Amended Draft Registration Statement.

Critical Accounting Policies and Estimates

Stock -Based Compensation, page 57

15.

You disclose on page F-41 that between November 2018 and January 2019, you sold 1,498,533 shares of common stock to accredited investors for $7.18 per share. We also note your disclosure on page 79 that certain officers were granted stock options in September 2018 at an exercise price of $0.90 per share. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying all equity related issuances during the last twelve months and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation.

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

April 3, 2019

Page Five

The Company respectfully acknowledges the Staff’s Comment and advises the Staff that it will provide information with respect to valuations of its common stock underlying equity related issuances during the last twelve months and explain the reasons for any differences between such recent valuations and the midpoint of the estimated offering price range per share once an estimated offering range has been determined and prior to the circulation of a preliminary prospectus.

Business Our Industry

Public Sector Market Opportunity, page 61

16.

We note that your revenues to date have primarily derived from the industrial enterprise market. Discuss in greater detail how you plan to expand your offerings to penetrate the public sector markets. Clarify how the establishment of the First Responder Network impacts those plans, and address how you expect your offerings will enable the use of dedicated LTE networks.

The Company respectfully advises the Staff that it has revised the disclosure on page 64 of the Amended Draft Registration Statement.

Our Strategy, page 63

17.

We note that you plan to expand your cloud-based software and application services beginning this year. Explain management’s plan for expanding these services, and discuss whether and how you envision developing new software and subscription services such that they will become an increasingly important component of the Company’s operations and revenue generation. Discuss in greater detail what subscription-based products or services you plan to offer.

The Company respectfully advises the Staff that it has revised the disclosure on pages 66 and 70 of the Amended Draft Registration Statement.

Consolidated Financial Statements

Note 1 - The Company and Its Significant Accounting Policies

Revenue Recognition, page F-9

18.

Please expand your revenue recognition, cost of revenues and research and development policy disclosures, as applicable, to address the technical approval process you describe on pages 49 and 50. Further clarify if the customization, certification and testing costs that you incur are in connection with your fulfillment of your sales contract or are deemed pre-contract costs.

The Company respectfully advises the Staff that it has revised the disclosure on pages F-9 through F-11 of the Amended Draft Registration Statement.

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

April 3, 2019

Page Six

General

19.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully acknowledges the Staff’s Comment and will supplementally provide the Staff with copies of any such written communications.

The Company respectfully requests the Staff’s assistance in completing the review of this response letter. Please contact me at (650) 843-5055 with any questions regarding the Company’s responses to the Staff’s Comments or if you require further information. Thank you in advance for your attention to this matter.

Sincerely,

/s/ Jon Gavenman

Jon E. Gavenman

cc:	Robert Plaschke, Sonim Technologies, Inc.

James Walker, Sonim Technologies, Inc.

Michael Tenta, Cooley LLP

Marina Remennik, Cooley LLP

Richard Kline, Goodwin Procter LLP

Heidi Mayon, Goodwin Procter LLP

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com